SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                        (Amendment No. 8)

                      THE PRESLEY COMPANIES
                      ---------------------
                        (Name of Issuer)

         Series A Common Stock $0.01 Par Value Per Share
         -----------------------------------------------
                 (Title of Class of Securities)

                           741030-10-0
                           -----------
                         (CUSIP Number)

                      General William Lyon
                  c/o William Lyon Homes, Inc.
                         4490 Von Karman
                Newport Beach, California  92660
                         (949) 833-3600
                --------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         with a copy to:
                     David A. Krinsky, Esq.
                      O'Melveny & Myers LLP
              610 Newport Center Drive, Suite 1700
              Newport Beach, California  92660-6429
                          (949) 823-7902
                   ------------------------------
                          August 12, 1999
                    ---------------------------
     (Date of Event which Requires Filing of this Statement)

     If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                 (Continued on following pages)

                       (Page 1 of 5 Pages)

 -----------------------                          -------------------
|CUSIP No. 741030-10-0  |         13 D          | Page 2 of 5 Pages  |
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|1 |  NAME OF REPORTING PERSON                                       |
|  |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)    |
|  |  General William Lyon                                           |
|--------------------------------------------------------------------|
|2 |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]    |
|  |                                                      (b) [ ]    |
|--------------------------------------------------------------------|
|3 |  SEC USE ONLY                                                   |
|--------------------------------------------------------------------|
|4 |  SOURCE OF FUNDS*                                               |
|  |  PF, OO                                                         |
|--------------------------------------------------------------------|
|5 |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       |
|  |  PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]    |
|--------------------------------------------------------------------|
|6 |  CITIZENSHIP OR PLACE OF ORGANIZATION                           |
|  |  United States of America                                       |
|--------------------------------------------------------------------|
|       NUMBER OF       | 7  |  SOLE VOTING POWER                    |
|                       |    |  6,189,589 SHARES                     |
|        SHARES         |    |                                       |
|                       |--------------------------------------------|
|                       | 8  |  SHARED VOTING POWER                  |
|      BENEFICIALLY     |    |  None                                 |
|                       | -------------------------------------------|
|        OWNED BY       | 9  |  SOLE DISPOSITIVE POWER               |
|                       |    |  6,189,589 shares                     |
|         EACH          |    |                                       |
|                       |    |                                       |
|    REPORTING PERSON   |--------------------------------------------|
|                       |10  |  SHARED DISPOSITIVE POWER             |
|          WITH         |    |  None                                 |
|--------------------------------------------------------------------|
|11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   |
|   | 6,189,589 shares                                               |
|--------------------------------------------------------------------|
|12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         |
|   | CERTAIN SHARES*                                         [X]    |
|--------------------------------------------------------------------|
|13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             |
|   | 11.7%                                                          |
|--------------------------------------------------------------------|
|14 | TYPE OF REPORTING PERSON*                                      |
|   | IN                                                             |
 --------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4.   Purpose of Transaction.

          Item 4 of this Statement on Schedule 13D, filed by General William Lyon (the "Reporting Person") with respect to the Series A Common Stock, $0.01 par value (the "Series A Common Stock"), of The Presley Companies, a Delaware corporation (the "Company"), is hereby amended and supplemented to incorporate by reference the information set forth in paragraph (c) of Item 5 of this Amendment No. 8.

          Except as described in this Item 4, as amended, the Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) The Reporting Person beneficially owns an aggregate of 6,189,589 shares of Series A Common Stock, representing approximately 17.4% of the total number of shares of Series A Common Stock and approximately 11.7% of the total number of shares of Series A and Series B Common Stock of the Company outstanding as of August 10, 1999 (as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999), such percentages being calculated in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission. Of the 6,189,589 shares of Series A Common Stock beneficially owned by the Reporting Person, 750,000 are shares that the Reporting Person has the right to acquire pursuant to stock options granted by the Company to the Reporting Person in 1994 in respect of his service as a director of the Company.

          In addition, as previously reported by the Reporting Person in Amendment No. 7 to this Schedule 13D, William Lyon Homes, Inc. ("WL Homes"), a corporation which is controlled by the Reporting Person, has entered into separate Stock Purchase and Sale Agreements with each of GS Credit Partners, L.P., ING (U.S.) Capital, L.L.C., and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust (such Stock Purchase and Sale Agreements being collectively referred to herein as the "Series B Stock Purchase Agreements"), which provide for the purchase by WL Homes from such entities of an aggregate of 9,434,813 shares (subject to adjustment) of Series B Common Stock of the Company (the "Series B Shares"), for a cash price of $0.655 per share. The Company's Series B Common Stock is convertible on a share for share basis into shares of the Company's Series A Common Stock. The consummation of the transactions contemplated by the Series B Stock Purchase Agreements is subject to numerous terms and conditions set forth therein, including but not limited to the consummation of the transactions contemplated by that certain Restated Letter of Intent dated as of July 15, 1999, among the Company, Presley Homes, a California corporation, and WL Homes. (A copy of the Restated Letter of Intent has been filed as an Exhibit to Amendment No. 7 to this Schedule 13D.) The Reporting Person hereby disclaims beneficial ownership of the Company's Series A Common Stock into which the Series B Shares are convertible until such time as the conditions set forth in the Series B Stock Purchase Agreements have been satisfied and the closing of the transactions contemplated by the Series B Stock Purchase Agreements has occurred.

          (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of all 6,189,589 shares of Series A Common Stock beneficially owned by him.

          (c) On August 12, 1999, the Reporting Person sold an aggregate of 2,500,000 shares of Series A Common Stock for a cash price of $0.65 per share. Such sales were effected through privately-negotiated sale transactions not involving a broker or dealer.

          (d) No other person has the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the shares of Series A Common Stock beneficially owned by Reporting Person.

          (e)  Not applicable.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                /s/ William Lyon
                               -----------------------------
                                          William Lyon

Dated:         September 9, 1999